Exxon Mobil Corporation

Randy H. Powers

Human Resources Department

Manager, Compensation, Benefit Plans & Policies

5959 Las Colinas Boulevard

Irving, TX 75039

972 444 1896 Telephone

972 444 1834 Facsimile

ExxonMobil

August 28, 2007

Ms. Mellissa Duru

Attorney Advisor

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Fax No. (202) 772-9220

Re:

SEC Letter to Exxon Mobil Corporation dated August 21, 2007

File No. 333-128750

Dear Ms. Duru:

The purpose of this letter is to confirm my understanding, based on my phone conversation with you, that the SEC has taken no exception to our request for an extension to October 1, 2007, to respond to the comments listed in the SEC’s letter dated August 21, 2007.

Please do not hesitate to contact me at 972-444-1896, if you have any questions.  Thank you.

Very truly yours,

By:

/s/ Randy H. Powers

----------------------------------------

Name:

Randy H. Powers

Title:

Manager, Compensation,

Benefit Plans & Policies